SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
REGISTRATIONS BRANCH
15

SEC

17008880

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Madara 212-407-5026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Donald S. Hultman, affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard New York, Inc., as of December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/17 Date

CEO

Title

Notary Public

ROBERTA G. ROSENBLATT
Notary Public, State of New York
No. 01RO6128557
Qualified in New York County
Commission Expires June 13, 2017

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
( )	(o)	Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.
ROBERT R. ROSS*
JOSEPH A. LICATA
CHRISTOPHER D. LICATA
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Standard New York, Inc. as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Standard New York, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard New York, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 24, 2017
Livingston, New Jersey

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

STANDARD NEW YORK, INC.
(a wholly owned subsidiary of Standard Bank Group Limited)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS				
ASSETS				
Cash	$	8,354,566		
Due from affiliates		228,630		
Furniture, less accumulated depreciation of $1,215		19,191		
Deferred income taxes		178,558		
Other assets		275,088		
Total assets			$	9,056,033
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Accrued compensation and benefits	$	2,995,467		
Income taxes payable		3,198		
Accrued expenses and other liabilities		159,696		
Total liabilities			$	3,158,361
STOCKHOLDER'S EQUITY				
Common stock (at stated value)				
3,000 shares authorized				
100 shares outstanding		100		
Paid in capital		4,999,900		
Retained earnings		897,672		
Total stockholder's equity				5,897,672
Total liabilities and stockholder's equity			$	9,056,033

See Notes to financial statement

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware corporation, is a wholly owned subsidiary of Standard Bank Group Limited, and an affiliate of The Standard Bank of South Africa Limited which is the main operating subsidiary of its Parent.

The Company commenced permitted broker-dealer securities activities when it became a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority on June 19, 2015.

The Company was established to provide securities transactions chaperoning services on an agency basis to its non-U.S. Standard Bank Group affiliates, primarily The Standard Bank of South Africa, in accordance with the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. In that regard, the Company introduces U.S. institutional investors with respect to securities transactions services provided by the non-U.S. Standard Bank Group affiliates outside the United States, and intermediates such securities transactions services. Securities transactions effected by its non-U.S. Standard Bank Group affiliates with or on behalf of U.S. institutional investors and chaperoned by the Company may include: (i) equity and debt foreign securities transactions; (ii) foreign private primary market offerings of debt and equity securities; and (iii) chaperoning mergers and acquisitions. In addition, the Company's representatives will chaperone, where necessary, the distribution of research reports to U.S. institutional investors that have been prepared by non-U.S. Standard Bank Group affiliates.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

B. Furniture and Depreciation

Furniture is carried at cost less accumulated depreciation. Depreciation is provided on a straight line basis over its estimated useful life (seven years).

C. Securities Transactions

Since becoming a registered broker-dealer on June 19, 2015, all of the Company's securities activities consisted of serving in an agency capacity and chaperoning securities transactions services for non-U.S. Standard Bank Group affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934. Securities transactions services conducted by the Company consisted

entirely of chaperoning research distribution and foreign associated persons from non-U.S. Standard Bank Group affiliates.

D. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income.

E. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2016, the Company did not record any liabilities for uncertain tax positions.

F. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an agreement with The Standard Bank of South Africa which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues for performing services for non-U.S. Standard Bank Group affiliates.

The Standard Bank Group has cash-settled share-based compensation plans called the Standard Bank Group Quanto Stock Unit Plan (for all awards granted prior to March 2016) and the Standard Bank Outside Africa Deferred Bonus Scheme (for all awards granted beginning March 2016). As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. For awards granted prior to March 2016, the awards vest one-third per year with all awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months and ending forty-two months after the award date. For all awards granted beginning March 2016, the awards vest, exercise and settle automatically during three scheduled dates beginning eighteen months and ending forty-two months after the award date. The statement of financial condition includes an accrued compensation liability of approximately $608,000 related to these plans. The Company paid approximately $666,000 to settle stock units during 2016.

The following table summarizes activity under these share-based compensation plans

Outstanding at January 1, 2016	7,466
Awarded/Issued	4,478
Exercised	(4,843)
Outstanding at December 31, 2016	7,101

The following table summarizes details related to unexercised awards

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2016
March 2014	September 2017	$ 126.87	791
March 2015	September 2018	$ 156.96	1,832
March 2016	September 2019	$ 122.24	4,478
			7,101

As of December 31, 2016, approximately $425,000 of compensation cost related to the unvested stock units has not been recognized. Such costs will be recorded over the remaining vesting period as follows

Year ending December 31, 2017	$ 105,000
Year ending December 31, 2018	180,000
Year ending December 31, 2019	140,000
	$ 425,000

Due from affiliates of $228,630 as of December 31, 2016 consists of $98,210 due from The Standard Bank of South Africa primarily related to revenue sharing and fee arrangements with this affiliate and $130,420 due from Standard Advisory London Limited for reimbursement of expenses.

The Company has an expense sharing agreement, including related service level agreements and a sublease agreement, with ICBC Standard Resources (America) Inc., an affiliated entity, which establishes the basis by which this affiliate charges the Company for use of its facilities and other goods and services.

NOTE 3: EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $196,000 to the plan in 2016.

NOTE 4: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Accrued compensation	$	178,558
Total deferred income taxes asset	$	178,558

The Company is subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2014 through 2016.

NOTE 5: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 6: LEASE COMMITMENT AND CONTINGENCIES

A. Operating Lease

The Company subleases office premises from ICBC Standard Resources (America) Inc., an affiliated entity, under a noncancelable operating lease which expires December 2019. The sublease agreement includes provisions for minimum rental payments plus additional rent related to utilities and other operating costs charged by the landlord to the affiliate.

Future minimum base rental payments on the noncancelable sublease are as follows

Year ending December 31, 2017	$	260,000
Year ending December 31, 2018		260,000
Year ending December 31, 2019		260,000
	$	780,000

B. Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight by those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authorities. In the event of noncompliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

NOTE 7: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $5,196,205 which was $4,946,205 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .61 to 1 at December 31, 2016.

NOTE 8: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 24, 2017, the date the statement of financial condition was available to be issued.